Exhibit 99.1

Globant Promotes Alejandro Scannapieco as EVP & General Manager of US East Region and Transitions the CFO role to Juan Urthiague

New York, October 9th, 2018 -- Globant (NYSE : GLOB), a digitally native technology services company, today announces the promotion of Alejandro Scannapieco, the current Chief Financial Officer, to Executive VP & General Manager of Globant’s US East Region, reporting directly to the CEO of the Company. In parallel, the Company announces the addition of Juan Urthiague as its Chief Financial Officer. In order to ensure a smooth transition, Scannapieco will assist Urthiague during the next two quarters.

Alejandro Scannapieco has been Globant’s Chief Financial Officer since 2008 and has successfully led major strategic projects, including the Company’s IPO in July 2014. He has strong leadership skills and deep knowledge of the company. Now, as General Manager of the East Region, Alejandro will be responsible for Globant’s business operations and strategic growth in a very relevant region, with the goal of achieving greater presence and recognition.

Juan Urthiague has previously worked for Globant, from 2011 until 2017, serving under Scannapieco as Global Treasurer, Investor Relations Officer, Head of Financial Services and Head of Corporate Finance. He is returning to the Company from OLX Group, where he was Chief Financial Officer of the Latam division and was responsible for six companies in thirteen countries.

“As part of the process of developing our executive team, exposing them to multiple roles and different areas of the business is of essence. Alejandro has shown remarkable skills as a leader at Globant, he has vast knowledge of the company and an impressive focus and innovation capabilities. We are excited to promote him as one of the leaders of our business operations in US, “ said Martín Migoya, CEO and co-founder of Globant. “On top of that, we are extremely happy to have Juan Urthiague back in the team. He is an outstanding professional that will be able to continue with Alejandro’s excellent job. At the same time he will contribute to deepen our global executive leadership”, Migoya added.

“I’m extremely thrilled with this new endeavor within Globant. The challenge that the continuous development of the US East Region represents is a major assignment that will contribute both to Globant and my career development as an executive”, said Alejandro Scannapieco. “Digital transformation is taking over for the next few years and I’m truly excited to be part of that journey helping our customers dive into it”, he added. “Also, the fact that Juan is going to be replacing me is great news, as he has breathed the Globant’s culture for years and has a strong knowledge of the Finance function, our team and the Investor ecosystem. I anticipate a very smooth transition of the role.”

“Globant has an incredible strength by being a pure play in digital and cognitive transformation and is strongly positioned to lead the market in the years to come”, added Juan Urthiague. “I’m really happy to be able to come back to this outstanding team of professionals and to continue building a great company for all of Globant's stakeholders. We have a huge opportunity in front of us and I’m excited to be part of this amazing challenge."

About Globant

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower your organization in every aspect.

●	Globant has more than 7,200 professionals in 12 countries working for companies like LinkedIn, BBVA, EA, and Coca Cola, among others.
●	We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017)
●	We were also featured as a business case study at Harvard, MIT, and Stanford.

For more information, visit www.globant.com.